SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 19)*


                          Nextel Communications, Inc.
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                               (Name of Issuer)


                             Class A Common Stock
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                        (Title of Class of Securities)


                                  65332V 10 3
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                                (CUSIP Number)


                             Stanley S. Wang, Esq.
                   Senior Vice President and General Counsel
                              Comcast Corporation
                  1500 Market Street, Philadelphia, PA 19102
                            Tel. No. (215) 665-1700
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           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                                March 20, 1997
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            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Check the following box if a fee is being paid with this statement:  [ ]   (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following pages)

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*     The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65332V 10 3

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      (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos.
               of Above Persons

               COMCAST CORPORATION
               23 - 1709202

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      (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)   [ ]
                                                               (b)   [ ]

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      (3)      SEC Use Only

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      (4)      Source of Funds[ ]

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      (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
                                                                    [ ]

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      (6)      Citizenship or Place of Organization

               Pennsylvania

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Number of           (7) Sole Voting Power Shares
Shares3,278,469
Beneficially        (8) Shared Voting Power
Owned by-0-
Each Reporting      (9) Sole Dispositive Power
Person3,278,469
With               (10) Shared Dispositive Power
                         -0-

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      (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               3,278,469

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      (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares                                               [ ]

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      (13)     Percent of Class Represented by Amount in Row (11)

               1.47%

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         (14)  Type of Reporting Person (See Instructions)
               CO



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 19)

                                 Statement Of

                              COMCAST CORPORATION

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          Nextel Communications, Inc.


      Reference is made to the Schedule 13D previously filed on August 31, 1992 (the "Original 13D") by Comcast Corporation ("Comcast") relating to Nextel Communications, Inc. (formerly Fleet Call, Inc.) (the "Company"), as amended by Amendment No. 1 thereto filed on September 23, 1992, Amendment No. 2 thereto filed on February 24, 1993, Amendment No. 3 thereto filed on July 28, 1993, Amendment No. 4 thereto filed on March 1, 1994, Amendment No. 5 thereto filed on March 3, 1994, Amendment No. 6 thereto filed on July 18, 1994, Amendment No. 7 thereto filed on August 9, 1994, Amendment No. 8 thereto filed on August 30, 1994, Amendment No. 9 thereto filed on February 3, 1995, Amendment No. 10 thereto filed on April 7, 1995, Amendment No. 11 thereto filed on May 2, 1995, Amendment No. 12 thereto filed on May 19, 1995, Amendment No. 13 thereto filed on July 5, 1995, Amendment No. 14 thereto filed on July 14, 1995, Amendment No. 15 thereto filed on September 13, 1995, Amendment No. 16 thereto filed on February 12, 1996, Amendment No. 17 thereto filed on June 3, 1996 and Amendment No. 18 thereto filed on September 26, 1996 (such Schedule 13D, as so amended, is hereinafter referred to as the "Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction.

      Item 4 of the Schedule 13D is hereby supplemented and amended to include the following information:

      On March 18, 1997, Comcast and the Company reached agreement regarding the principal terms on which Unrestricted Subsidiary Funding Company, a Delaware corporation and a wholly-owned subsidiary of the Company ("USFC"), would purchase from Comcast FCI, Inc., a wholly-owned subsidiary of Comcast ("CFCI"), CFCI's rights pursuant to the Amended and Restated Option Agreement dated as of September 11, 1995 between the Company and CFCI (the "Restated Option") for an aggregate purchase price of $25,000,000 in cash pursuant to the Option Purchase and Sale Agreement among Comcast, CFCI, the Company and USFC dated as of March 20, 1997 (the "Option Purchase Agreement") referred to in Item 6 below.

      Attached hereto as Exhibit 99 is a copy of the Option Purchase
Agreement.

      Except as set forth in the Schedule 13D and herein, Comcast has no specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

      On March 20, 1997, CFCI sold and transferred to USFC the Restated Option, which is exercisable for up to 25,000,000 shares of Common Stock (12,000,000 shares of which are subject to the reporting requirements of the Schedule 13D) at a per share exercise price of $16 on or prior to September 15, 1997, for an aggregate purchase price of $25,000,000 in cash pursuant to the Option Purchase Agreement referred to in Item 6 below. Following this transaction, Comcast beneficially holds (and has sole power to vote and to dispose of) 3,278,46 shares of Common Stock, representing less than 5% of the outstanding Common Stock (based upon the 222,779,000 shares of Common Stock the Company reported to Comcast as the weighted average number of shares of Common Stock outstanding during the 12 month period ending December 31, 1996 (excluding shares held in treasury)). Accordingly, this statement on Schedule 13D is hereby terminated.

      Other than as described herein and in the Schedule 13D, Comcast has not effected any transactions in the securities of the Company during the past sixty days, and Comcast is not aware of any other transactions in such securities by any of its executive officers or directors within the past sixty days.

      Except as amended and supplemented hereby, the information under Item 5 of the Schedule 13D remains as previously reported.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is hereby supplemented and amended to include the following information:

      The information contained in Item 4 is hereby incorporated by reference herein.

      In connection with the sale of the Restated Option (described in Item 4 above), Comcast, CFCI, the Company, and USFC entered into the Option Purchase Agreement. The foregoing reference to the Option Purchase and Sale Agreement is qualified in its entirety by the terms of such agreement, a copy of which is filed as Exhibit 99 to this Schedule 13D.


Item 7. Material to be Filed as Exhibits.

      Item 7 of the Statement is hereby amended by adding the following exhibit:

Exhibit 99 Option Purchase and Sale Agreement entered into on March 20, 1997 by and among NEXTEL Communications, Inc., Unrestricted Subsidiary Funding Company, Comcast Corporation and Comcast FCI, Inc.



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 24, 1997

                                COMCAST CORPORATION

                                By: /s/ Arthur R. Block
                                --------------------------------
                                    Name:  Arthur R. Block
                                   Title: Deputy General Counsel



                                 EXHIBIT INDEX



                                                      Page Number in
Exhibit                                                Sequentially
Reference                      Title                  Numbered Report
--------------     -----------------------------      ---------------

99                 Option Purchase and Sale                 90
                   Agreement entered into on
                   March 20, 1997 by and among
                   NEXTEL Communications, Inc.,
                   Unrestricted Subsidiary
                   Funding Company, Comcast
                   Corporation and Comcast FCI,
                   Inc.